UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Templeton Dragon Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88018T101

(CUSIP Number)

City of London Investment Management Company Limited

77 Gracechurch Street, London, UK EC3V 0AS

+44 207 711 0771

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88018T101	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 12,249,467 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 12,249,467 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,249,467 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 88018T101	13D	Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

Templeton Dragon Fund, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

Templeton Dragon Fund, Inc.

c/o Franklin Templeton Investments

300 S.E. 2nd Street

Fort Lauderdale, FL 33301

Item 2.	Identity and Background.

(a). This statement is being filed by City of London Investment Management Company Limited (“CLIM” or the “Reporting Person”). CLIM is a fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between CLIM and CLIG such that voting and investment power over the subject securities is exercised by CLIM independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between CLIM and CLIG.

(b). The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c). CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including: Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust; Emerging Markets Free Fund (“CF”), a private investment fund organized as a Delaware business trust; Emerging Markets Global Fund (“CG”), a private investment fund organized as a Delaware business trust; China “A” Share (CEF) Fund (“CHINA”), a private investment fund organized as a Delaware business trust; Emerging Markets Investable Fund (“CI”), a private investment fund organized as a Delaware business trust; Global Emerging Markets Fund (“EUREKA”), a private investment fund organized as a Delaware business trust; The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company; Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust; Emerging Markets Country Fund (“GBL”), a private investment fund organized as a Delaware business trust; The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust; The EM Special Situations CEF Focused Fund (“UNIQUE”), a private investment fund organized as a Delaware business trust and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

BMI, CF, CG, CHINA, CI, EUREKA, EWF, FREE, BGL, PLUS, and UNIQUE are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). The Reporting Person has not, during the last five years, been convicted in any criminal proceeding.

(e). The Reporting Person has not, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Management Company Limited (CLIM) is a company incorporated under the laws of England and Wales.

CUSIP No. 88018T101	13D	Page 4 of 8 Pages

Item 3.	Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Person with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 12,249,467 Shares beneficially owned by the Reporting Person was $212,709,003, inclusive of brokerage commissions.

The aggregate purchase price of the 1,006,943 Shares owned directly by BMI was $18,796,202, inclusive of brokerage commissions.

The aggregate purchase price of the 856,641 Shares owned directly by CF was $12,961,785, inclusive of brokerage commissions.

The aggregate purchase price of the 550,443 Shares owned directly by CG was $10,656,941, inclusive of brokerage commissions.

The aggregate purchase price of the 139,261 Shares owned directly by CHINA was $1,324,161, inclusive of brokerage commissions.

The aggregate purchase price of the 506,436 Shares owned directly by CI was $9,009,963, inclusive of brokerage commissions.

The aggregate purchase price of the 1,004,149 Shares owned directly by EUREKA was $18,377,316, inclusive of brokerage commissions.

The aggregate purchase price of the 459,936 Shares owned directly by EWF was $9,009,487, inclusive of brokerage commissions.

The aggregate purchase price of the 1,006,303 Shares owned directly by FREE was $20,912,839, inclusive of brokerage commissions.

The aggregate purchase price of the 1,011,572 Shares owned directly by GBL was $21,592,956, inclusive of brokerage commissions.

The aggregate purchase price of the 287,070 Shares owned directly by PLUS was $3,954,673, inclusive of brokerage commissions.

The aggregate purchase price of the 739,036 Shares owned directly by UNIQUE was $10,974,112, inclusive of brokerage commissions.

The aggregate purchase price of the 4,681,677 Shares owned directly by the Segregated Accounts was $75,138,567, inclusive of brokerage commissions.

Item 4.	Purpose of Transaction.

On November 14, 2023, the Issuer entered into a Standstill Agreement with CLIM (the “Agreement”), pursuant to which the Reporting Person prepared the attached Exhibit A.

Item 5.	Interests in Securities of the Issuer.

(a)	and (b). As of the date hereof, the Reporting Person, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, has voting and dispositive power with respect to all 12,249,467 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 36.2% of the 33.804 million Shares outstanding as of November 14, 2023, as last reported by the Fund. As of the date hereof, BMI, CF, CG, CHINA, CI, EUREKA, EWF, FREE, GBL, PLUS, UNIQUE and the Segregated Accounts owned directly 1,006,943; 856,641; 550,443; 139,261; 506,436; 1,004,149; 459,936; 1,006,303; 1,011,572; 287,070; 739,036; and 4,681,677 Shares, respectively, representing approximately 3.0%, 2.5%, 1.6%, 0.4%, 1.5%, 3.0%, 1.4%, 3.0%, 3.0%, 0.8%, 2.2% and 13.8% respectively, of the 33.804 million Shares outstanding as of November 14, 2023.

(c)	Information with respect to all transactions in the Shares beneficially owned by the Reporting Person that were effected during the past 60 days is set forth below:

CUSIP No. 88018T101	13D	Page 5 of 8 Pages

Portfolio	TRAN TYPE	TRADE DATE	Par Values/Shares	Trade Price
Seg Account	BUY	15-Sep-23	3,679	8.65
UNIQUE	BUY	15-Sep-23	18,886	8.65
Seg Account	BUY	18-Sep-23	6,760	8.67
UNIQUE	BUY	18-Sep-23	18,172	8.67
Seg Account	BUY	19-Sep-23	3,311	8.70
UNIQUE	BUY	19-Sep-23	15,989	8.70
CI	BUY	20-Sep-23	2,047	8.66
UNIQUE	BUY	20-Sep-23	9,125	8.66
Seg Account	BUY	20-Sep-23	2,103	8.66
BMI	BUY	21-Sep-23	14,274	8.47
Seg Account	BUY	21-Sep-23	4,163	8.47
BMI	BUY	22-Sep-23	3,329	8.69
CF	BUY	22-Sep-23	1,947	8.69
CI	BUY	22-Sep-23	1,575	8.69
UNIQUE	BUY	22-Sep-23	7,071	8.69
Seg Account	BUY	22-Sep-23	6,006	8.69
BMI	BUY	25-Sep-23	4,142	8.55
UNIQUE	BUY	25-Sep-23	8,975	8.55
Seg Account	BUY	25-Sep-23	4,983	8.55
BMI	BUY	26-Sep-23	17,341	8.43
Seg Account	BUY	26-Sep-23	2,433	8.43
UNIQUE	BUY	26-Sep-23	23,879	8.43
UNIQUE	BUY	27-Sep-23	6,441	8.43
BMI	BUY	28-Sep-23	574	8.44
UNIQUE	BUY	28-Sep-23	8,556	8.44
BMI	BUY	29-Sep-23	3,008	8.53
Seg Account	BUY	29-Sep-23	2,292	8.53
CG	SELL	06-Oct-23	30,900	8.52
CG	SELL	09-Oct-23	3,292	8.48
CG	SELL	10-Oct-23	10,800	8.60
CG	SELL	11-Oct-23	10,000	8.63
BMI	BUY	12-Oct-23	22,797	8.57
Seg Account	BUY	12-Oct-23	25,003	8.57
Seg Account	BUY	13-Oct-23	1	8.41
EUREKA	BUY	17-Oct-23	7,665	8.33
Seg Account	BUY	17-Oct-23	17,524	8.33
BMI	BUY	18-Oct-23	10,885	8.22
FREE	BUY	18-Oct-23	5,547	8.22
UNIQUE	BUY	18-Oct-23	15,837	8.22
Seg Account	BUY	18-Oct-23	28,745	8.22
Seg Account	SELL	20-Oct-23	3,900	7.97
Seg Account	SELL	23-Oct-23	41,342	7.92
Seg Account	SELL	24-Oct-23	31,303	8.05
Seg Account	SELL	25-Oct-23	4,340	7.94
Seg Account	SELL	26-Oct-23	15,000	7.91
BMI	BUY	27-Oct-23	6,626	7.97
UNIQUE	BUY	27-Oct-23	13,555	7.97
Seg Account	BUY	27-Oct-23	17,919	7.97
Seg Account	BUY	30-Oct-23	25,059	8.06

(d)	Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 14, 2023, the Reporting Person and the Issuer entered into a Standstill Agreement.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A as referred to in Item 4.

CUSIP No. 88018T101	13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2023

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

/s/ Catrina Reagan
Name: Catrina Reagan
Title: US Chief Compliance Officer

CUSIP No. 88018T101	13D	Page 7 of 8 Pages

ANNEX A

Directors and Executive Officers

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

Thomas Griffith	Chief Executive Officer / Director
17 East Market Street, West Chester, PA 19382

Mark Dwyer	Chief Investment Officer / Director

Carlos Yuste	Head of Business Development / Director
17 East Market Street, West Chester, PA 19382

Deepranjan Agrawal	Chief Financial Officer / Director

Anthony Inverso	Chief Operations Officer
17 East Market Street, West Chester, PA 19382

CUSIP No. 88018T101	13D	Page 8 of 8 Pages

EXHIBIT A

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED ANNOUNCES STANDSTILL
AGREEMENT WITH TEMPLETON DRAGON FUND:

•	Templeton Dragon Fund, Inc. (TDF) has announced that it will conduct a Tender Offer for 25% of its outstanding shares at 98% of Net Asset Value (NAV) prior to the end of the calendar year 2023.
•	Pursuant to an agreement with TDF, upon commencement of the Tender Offer, City of London Investment Management (CLIM) has agreed to be bound by certain standstill covenants with respect to TDF, Templeton Emerging Markets Fund, Templeton Emerging Markets Income Fund, Franklin Universal Trust and Franklin Limited Duration Income Trust.